EXHIBIT 99.1

GLG Life Tech Corporation Announces Launch of AN0C Dream Sweetener Product Line

VANCOUVER, British Columbia, Aug. 2, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces that its newly formed subsidiary, AN0CTM Stevia Solutions has launched launch a new zero calorie product line called AN0CTM Dream Sweetener based on GLG's BlendSureTM products. The new products are: AN0CTM Dream Sweetener x10, AN0CTM Dream Sweetener x30, AN0CTM Dream Sweetener x60, and AN0CTM Dream Sweetener x100 reflecting their relative sweetness to sugar.

The new AN0C Dream Sweetener product series are made with different formulations of GLG's BlendSureTM and other natural components.  The AN0C Dream Sweetener products have many advantages over the high purity stevia extracts products such as RA 97 that are currently available on the international market.  The core advantages to food and beverage companies looking to offer low or zero calorie products are 1) AN0CTM Dream Sweetener tastes like cane sugar and has no aftertaste, 2) AN0CTM Dream Sweetener provides a consistent sweetness for much easier formulation for a food and beverage company, 3) AN0CTM Dream Sweetener is easy to handle, unlike typical stevia extracts which come in a light powder form, 4) AN0CTM Dream Sweetener can reduce the time to market for food and beverage companies since the major formulation challenges (aftertaste & consistency of taste from batch to batch) with high purity stevia extracts have been addressed through our innovative formulation and 5) AN0CTM Dream Sweetener compares favorably to the cost of cane sugar and is more cost efficient at large volumes.

Mr. James Chen, President AN0C Stevia Solutions stated, "My goal was to create a series of products that overcomes the main challenges of working with high purity stevia extracts for low and zero calorie products. Our experience in developing the AN0C consumer beverage and food products has given us tremendous insight and knowledge that has gone into the development of the new AN0C Dream Sweetener product line. The combination use of  GLG's BlendSureTM and additional natural ingredients provides the consistent and sugar-like taste that is critical for any beverage or food product. These traditional problems have been a roadblock for many companies who wish to launch products sweetened with stevia. I have lived with these challenges personally and after many years of work we are pleased to able to share our knowledge through this new product line. The AN0CTM Dream Sweetener product line has many beneficial characteristics that make it suitable for use in a wide range of different beverages and foods."

Dr. Luke Zhang, Chairman and CEO of both GLG Life Tech Corporation and AN0C stated, "Our expertise and technical knowhow from high purity stevia extraction through to the formulation of consumer end products allowed us to launch AN0C Stevia Solution's first product line based both on our BlendSureTM high purity stevia extract and our partner's extensive formulation skills in food and beverage industry. The AN0C Dream Sweetener x10, x30, x60, and x100 product line was formulated to maintain the best taste while replacing sugar or artificial sweeteners in different beverage and food applications. The AN0CTM Dream Sweetener product line will not only help companies develop products much faster than to work with a regular high purity stevia extract but also will provide additional advantages in the manufacturing process of their beverages and foods based on the increased bulk of the AN0CTM Dream Sweetener product."

A patent application for this series of new products is in the process of being filed with the State Intellectual Property Office in China, and AN0C plans to file a PCT application to attain international patent protection for this IP. The all natural products used with BlendSureTM to create the AN0CTM Dream Sweetener products have all been previously certified under the FDA GRAS process.

For sales inquiries for the AN0CTM Dream Sweetener product line please send enquiries to sales@an0c.com.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

About AN0C Stevia Solutions

AN0C Stevia Solutions, is a 100% owned subsidiary of AN0C HK, and focuses on providing naturally sweetened zero and reduced calorie food and beverage formulations to customers outside China. All solutions and formulations are natural food products - natural sweeteners, natural flavours and natural colours. Mr. James Chen is the President of AN0C Stevia Solutions.

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com